PRESS RELEASE	JANUARY 17, 2022

Largo Reports Fourth Quarter and Full Year 2021 Operational Results; Sales Exceeds Lower End of Guidance Despite Rain-Related Production Disruption in November-December; Provides 2022 Guidance

All amounts expressed are in U.S. dollars, denominated by "$".

Q4 and FY 2021 Highlights

  Quarterly sales of 2,899 tonnes of V2O5 equivalent in Q4 2021 vs. 3,751 tonnes in Q4 2020; Annual V2O5 equivalent sales of 11,393 tonnes in 2021, representing an 11% increase over 2020 and exceeding lower-end of 2021 V2O5 sales guidance (11,200 - 11,800 tonnes)
  Quarterly V2O5 production of 2,003 tonnes (4.4 million lbs[1]) in Q4 2021 vs. 3,340 tonnes in Q4 2020, which was the Company's historic record quarterly production; Annual V2O5 production of 10,319 tonnes (22.7 million lbs1) in 2021 vs. 11,825 tonnes in 2020
  Quarterly global V2O5 recovery of 76.0% in Q4 2021 vs. 80.6% in Q4 2020; Annual global V2O5 recovery of 79.7% in 2021 vs. 81.4% in 2020
  Q4 2021 operational results were impacted by heavy rainfall at the Company's Maracás operations in November and December

2022 Guidance

  Operating, Sales and Cost Guidance:
    V2O5 Equivalent Production and Sales of 12,000 - 12,750 tonnes
    Cash Operating Cost Excluding Royalties4 of $3.20 - 3.40/lb V2O5 sold
    Vanadium Distribution Costs of $7.0 - 8.0 million
    Corporate and Sales & Trading G&A of $10.0 - 11.0 million
    Largo Clean Energy G&A of $15.0 - 18.0 million
  Capital Expenditures Guidance:
    Sustaining5 of $9.0 - 10.0 million
    Ilmenite Concentration Plant of $29.0 - 30.0 million
    Titanium Dioxide ("TiO2") Pigment Processing Plant of $9.0 - 10.0 million
    Capitalized Stripping of $10.0 - 11.0 million
    Carry-Over of $2.0 - 3.0 million
    Largo Clean Energy capital expenditures of $1.5 - 2.5 million
    Planned 6-day Maracás processing shutdown in January: The Company has planned this to perform maintenance on its plant cooler engine system and power substations; V2O5 equivalent production is expected to be in the range of 750 - 800 tonnes in January
  The Company expects to deliver its first VCHARGE vanadium redox flow battery ("VRFB") sales contract with Enel Green Power España in Q3 2022

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today announces annual production of 10,319 tonnes (22.7 million lbs1) of vanadium pentoxide ("V2O5") and sales 11,393 tonnes of V2O5 equivalent from its MaracásMenchen Mine in 2021.

Paulo Misk, President and CEO of Largo, stated: "Despite encountering global logistical delays throughout the year and heavy rains in Brazil in Q4 2021, our team adapted to the challenges presented and managed to exceed the lower range of the Company's vanadium sales guidance in 2021. I am also pleased to report the Company had a strong finish to the year with V2O5 equivalent sales of 1,029 tonnes in December. Abnormally elevated levels of rainfall in November and December significantly impacted operational results at the MaracásMenchen Mine in Q4 2021 which our operations team worked diligently to implement an effective divert channel system that is expected to prevent heavy rainfall impacts in the future. The Company returned to normalized production levels following the planned 6-day maintenance shutdown which took place early in January."

He concluded: "Looking ahead, the Company remains focused on completing a significant milestone following the delivery of its first VCHARGE VRFB to Enel in Q3 2022 and will begin executing Phase 1 of its operational plan as presented in the Company's recently released technical report for the Maracás complex in Brazil. We believe the expected incremental cash flows generated by the production and sale of ilmenite concentrate and TiO2 pigment and future planned expansion of vanadium production will provide clear value creation upside to our shareholders going forward. 2022 will undoubtedly present new challenges for our team but we remain focused on the tremendous growth opportunity that exists in our profitable vanadium business and our vanadium-based energy storage business from the deployment of additional VRFB systems expected in the years ahead."

MaracásMenchen Mine Operational and Sales Results

	Q4 2021	Q4 2020	2021	2020

Total Ore Mined (tonnes)	277,783	338,226	1,248,967	1,087,518
Ore Grade Mined - Effective Grade (%)[2]	1.00	1.18	1.12	1.29

Concentrate Produced (tonnes)	86,129	108,609	398,847	412,661
Grade of Concentrate (%)	3.13	3.24	3.23	3.28
Global Recovery (%)[3]	76.0%	80.6	79.7	81.4

V2O5 produced (Flake + Powder) (tonnes)	2,003	3,340	10,319	11,825
V2O5 produced (equivalent pounds) [1]	4,415,854	7,363,431	22,749,473	26,069,631
Total V2O5 equivalent sold (tonnes)	2,899	3,751	11,393	10,260
Produced V2O5 equivalent sold (tonnes)	2,843		10,864
Purchased V2O5 equivalent sold (tonnes)	56		529

Q4 and FY 2021 Operational Highlights

  Operational Results Largely Impacted by Heavy Rainfall in Maracás: Production from the MaracásMenchen Mine was 2,003 tonnes of V2O5 in Q4 2021, representing a decrease of 40% over Q4 2020, which was historically the Company's strongest production quarter. Lower quarterly production was due to heavy rainfall at the Company's Maracás operation in November and December. Annual V2O5 production was 10,319 tonnes in 2021, being 13% lower than 2020. Lower annual production was due to the commissioning and ramp up activities associated with the Company's kiln and cooler upgrades in Q1 2021 and heavy rainfall in November and December. In Q4 2021, global recoveries3 averaged 76.0% as compared to the 80.6% averaged in Q4 2020. The Company achieved an annual average global V2O5 recovery3 rate of 79.7% in 2021, representing a 2.0% decrease over the 81.4% averaged in 2020. The Company mined 1,248,967 tonnes of ore with an effective V2O5 grade2 of 1.00% in 2021 compared to 1,087,518 tonnes with an effective V2O5 grade2 of 1.29% in 2019. The decrease in global recoveries3 and mined ore in 2021 is primarily due to the impacts mentioned above.

  Lower End of Annual Sales Guidance Met: In Q4 2021, V2O5 equivalent sales were 2,899 tonnes, representing a 23% decrease over Q4 2020. Total V2O5 equivalent sales of 11,393 tonnes in 2021 exceeded the lower end of the Company's 2021 annual sales guidance (11,200 - 11,800 tonnes) and were 11% higher than total sales in 2020. The Company continued to navigate challenges presented by global logistical delays in Q4 2021, which have impacted all aspects of the Company's supply chain.
  Summary of Rainfall Effects and Drainage Improvements: During November and December, higher than expected rain volume of approximately 580 millimeters fell in Maracás, representing an increase of 690% over monthly rainfall average (2014 - 2020) and 360% over the rainfall average for the Q4 period (2014 - 2020). Following impacts in Q4 2021 from abnormally higher rainfall levels, the Company installed a rainwater diversion system surrounding the Campbell Pit and has revamped its pumping system. The Company expects that these actions will prevent future impacts to operations from higher-than-expected rainfall.
  Vanadium Trioxide ("V2O3") Plant: In Q4 2021, the Company completed the ramp up of its V2O3 plant and provided samples to prospective clients for product specification analysis. The Company expects to begin shipping V2O3 to customers in Q1 2022.

2022 Production, Sales and Cost Guidance

The Company has provided solid production, sales and cost guidance for 2022 and management expects to maintain its global competitive position in the vanadium sector. A table summarizing 2022 production, sales and cost guidance has been provided below:

V2O5 Equivalent Production and Sales (tonnes)	12,000 - 12,750
Cash Operating Cost Guidance Excluding Royalties ($/lb sold)[4]	$3.20 - 3.40
Vanadium Distribution Costs	$7.0 - 8.0 million
Corporate and Sales & Trading Selling, General and Administrative Expenses	$10.0 - 11.0 million
Largo Clean Energy General and Administrative Expenses	$15.0 - 18.0 million

2022 Capital Expenditures Guidance

In 2022, the Company plans to invest approximately $64.0 million on capital expenditures of which approximately $2.0 million has been carried over from the 2021 capital expenditures budget. The $64.0 million capital expenditure budget includes approximately $9.5 million for sustaining capital requirements, $10.5 million for capitalized stripping, $29.5 million for the construction of the Company's ilmenite concentration plant, $9.5 million for its TiO2 processing plant and $2.0 million for additional LCE development. For its ilmenite concentration plant project, the Company's current capex plans increased by $6.8 million versus its prior estimate (see press release dated March 18, 2021) due to the incorporation of improvements in its ilmenite concentration which should increase ilmenite concentrate grades to above 45% TiO2 from 40%. The increase in overall capital expenditures versus prior years will allow Largo to advance its planned growth projects to enhance future profitability and market competitiveness. The Company expects to fund these capital expenditure projects through internal cash flows.

Sustaining Capital Expenditures[5]	$9.0 - 10.0 million
Capitalized Stripping Capital Expenditures	$10.0 - 11.0 million
Ilmenite Concentration Plant Capital Expenditures	$29.0 - 30.0 million
TiO2 Processing Plant Capital Expenditures	$9.0 - 10. million
Carry-Over Capital Expenditures	$2.0 - 3.0 million
Largo Clean Energy Capital Expenditures	$1.5 - 2.5 million

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Following the acquisition of vanadium redox flow battery technology in 2020, Largo is undergoing a strategic transformation to vertically integrate its world-class vanadium products with its VCHARGE vanadium battery technology to support the planet's on-going transition to renewable energy and a low carbon future. Largo's VCHARGE batteries are uniquely capable of supporting reliability and grid stability as electricity systems move away from fossil-fuel generation. VCHARGE batteries are cost effective due to a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered "financial outlook" for the purposes of applicable Canadian securities legislation ("forward-looking statements"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the timing of V2O3 shipments; costs of future activities and operations; the incremental cash-flow to be generated by the production and sale TiO2 pigment and expanded vanadium production; the successful vertical integration of the Company; timing and cost related to the build-out of the ilmenite plant and TiO2 pigment processing plant; the extent of capital and operating expenditures; the continued impact of heavy rainfall on operations at the Maracás Menchen Mine and the success of our mitigation efforts; the impact of global delays and related price increases on the Company's global supply chain and future V2O5 equivalent sales. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market, sell and deliver our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, , the timing of completion of the product development and stack manufacturing facility in Massachusetts and the adoption of VRFB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Inc.

Future Oriented Financial Information:

Any financial outlook or future oriented financial information contained in this press release, as such term is defined by applicable securities laws, has been approved by management of Largo as of the date hereof and is provided for the purpose of providing information about management's current expectations and plans relating to the Company's 2022 guidance. Readers are cautioned that any such future oriented financial information contained herein should not be used for purposes other than those for which it is disclosed herein. The Company and its management believe that the prospective financial information as to the Company's anticipated 2022 guidance has been prepared on a reasonable basis, reflecting management's best estimates and judgments. However, because this information is highly subjective, it should not be relied on as necessarily indicative of future results.

Non-GAAP[6] Measures

The Company uses certain non-GAAP financial performance measures in this press release, which are described in the following section.

Cash Operating Costs

The Company's press release refers to cash operating costs per pound, a non-GAAP performance measure, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency. Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties, general and administrative costs (all for the mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the mine properties segment are also excluded, including product acquisition costs and inventory write-downs. These costs are then divided by the pounds of vanadium sold that were produced by the Maracás Menchen Mine to arrive at the cash operating costs per pound. Prior to 2020, these costs were divided by the pounds of production from the Maracás Menchen Mine, rather than pounds sold. These measures, along with revenues, are considered to be one of the key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These cash operating costs measures do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

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1 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.
2 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate.
3 Global recovery is the product of crushing recovery, milling recovery, kiln recovery, leaching recovery and chemical plant recovery.
4 Cash operating costs excluding royalties per pound reported are on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release.
5 Includes capitalized waste stripping costs.
6 GAAP - Generally Accepted Accounting Principles

7 Drilling and engineering work performed on the Campbell Pit, and NAN and GAN deposits, in addition to the inclusion of titanium dioxide ("TiO2") has resulted in a significant increase in reserves and resources